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                               July 9, 2020

       Brian D. Murphy
       President and Chief Executive Officer
       American Outdoor Brands Spin Co.
       18000 North Route Z
       Columbia, MO 65202

                                                        Re: American Outdoor
Brands Spin Co.
                                                            Registration
Statement on Form 10
                                                            Filed July 2, 2020
                                                            File No. 1-39366

       Dear Mr. Murphy:

              We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment that you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed July 2, 2020

       Unaudited Pro Forma Combined Financial Statements, page 63

   1. Refer to the explanations for the pro forma balance sheet adjustments (D) and (E). It appears that you have
recorded right of use assets and related operating lease liabilities for the two facilities in
the amounts of $24.9 million and $369,000, which aggregate to approximately $25.3
million. It is unclear whether the $369,000 amount has been
                                                        reflected on the
balance sheet as we note only the $24.9 million adjustment to right of use assets and an aggregate
of $24.9 million to current and non-current lease liabilities.
                                                        Please advise or revise
your disclosures.
   2. Refer to the second paragraph under the discussion of pro forma adjustment (H). Please clarify whether or not
the $2.7 million of total incremental compensation expense has been reflected in the
pro forma statement of income (loss). We are unable to determine if this amount also
relates to the $1.3 million of estimated incremental compensation
 Brian D. Murphy
FirstName   LastNameBrian  D. Murphy
American Outdoor    Brands Spin Co.
Comapany
July 9, 2020NameAmerican Outdoor Brands Spin Co.
July 9,2 2020 Page 2
Page
FirstName LastName
         expense disclosed in the first paragraph of pro forma adjustment (H). We further note expense amounts reflected in pro forma adjustments (E), (F), (G) and the first paragraph of (H) aggregate to $2.2 million which is shown as the total pro forma adjustment amount for the line item, general and administrative expense. It is unclear of your discussion of the $2.7 million incremental compensation expense and its reflection, if at all, in the pro forma statements of income (loss). Please advise and clarify your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Expenses, page 77

3. We note your discussion of operating expenses excludes a discussion of the impairment charges for goodwill in both fiscal years 2020 and 2019, and instead the reference is to the description above, presumably under Fiscal 2020 Highlights on page 73. Given the significance of the fiscal year 2020 impairment charge, please expand here to include a brief discussion of the charge in each period, such as the reasons for the impairment, and provide a cross reference to the "MD&A Critical Accounting Policies" section for a more detailed discussion.

Report of Independent Registered Public Accounting Firm, page F-2

4. Refer to the opinion paragraph. Please have the auditors revise the last sentence that their audit opinion covers the results of operations and cash flows for each of the three years in the period ended April 30, 2020. The current disclosure says for each of the two years in the period ended April 30, 2020.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Edward
M. Kelly,
Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
 Brian D. Murphy
American Outdoor Brands Spin Co.
FirstName
July 9, 2020LastNameBrian D. Murphy
Comapany
Page    3      NameAmerican Outdoor Brands Spin Co.
July 9, 2020 Page 3
cc:       Robert S. Kant, Esq.
FirstName LastName